Accolade, Inc.

1201 Third Avenue, Suite 1700

Seattle, WA 98101

October 19, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

RE:        Accolade, Inc.

Registration Statement on Form S-1

File No. 333-249540

Ladies and Gentlemen:

Accolade, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, October 21, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Alan D. Hambelton and John W. Robertson of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Alan D. Hambelton of Cooley LLP, counsel to the Registrant, at (206) 452-8756, or in his absence, John W. Robertson at (206) 452-8763.

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Very truly yours,

Accolade, INC.

By:	/s/ Rajeev Singh
Name: Rajeev Singh
Title: Chief Executive Officer

cc:	Stephen Barnes, Accolade, Inc.

Richard Eskew, Accolade, Inc.

Alan D. Hambelton, Cooley LLP

John W. Robertson, Cooley LLP

Christopher J. Austin, Paul Hastings LLP

James M. Shea, Jr., Paul Hastings LLP

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